
May 13, 2014

<u>Via E-mail</u>
R. Michael Carruthers
Chief Financial Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, Colorado 80301

>   **Re: Array BioPharma, Inc.**
>   **Annual Report on Form 10-K for the fiscal year ended June 30, 2013**
>   **Filed August 12, 2013**
>   **Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2013**
>   **Filed February 5, 2014**
>   **File No. 001-16633**

Dear Mr. Carruthers:

We have reviewed your correspondence filed on April 25, 2014 and have the following comment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 1. Business
Intellectual Property, page 31

1. We note your response to our prior comment 1. Notwithstanding that your partners, Novartis and AstraZeneca, may independently pursue patent protection for MEK162 and selumetinib without sharing this information with you, we ask that you disclose the expiration dates for all of your U.S. and non-U.S. issued patents related to MEK162 and selumetinib and any other related patents of which you are aware. Because these drug programs are material to Array BioPharma, it is not appropriate to omit disclosure specifying the dates when the company's own related patents expire. For purposes of clarification, you should also make clear that this description of expiration dates and other patent-related information in the 10-K does not reflect the activities of your

development partners, which may broaden the patent coverage for MEK162 and selumetinib that you have disclosed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley, Staff Attorney, at (202) 551-3383, Daniel Greenspan, Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Carin M. Cutler, Esq.
       Gross Cutler Seiler DuPont
       1877 Broadway, Suite 601
       Boulder, CO 80302